MDU RESOURCES GROUP, INC.
1200 West Century Avenue
Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

April 9, 2009

By EDGAR Transmission

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          MDU Resources Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 13, 2009
Schedule 14A
Filed March 10, 2009
File No. 1-03480

Dear Mr. Schwall:

On behalf of MDU Resources Group, Inc. (MDU or the Company), I hereby submit MDU’s response to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated March 31, 2009, with respect to the above referenced reports filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, the comment is included and is followed by MDU’s response.  As provided in the Staff’s letter, we will incorporate your comment in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and in future filings.  References in this letter to “we” and “our” refer to MDU unless the context indicates otherwise.

As requested in your letter, we acknowledge that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
           United States.

Form 10-K for the fiscal year ended December 31, 2008

Risk Factors

1.
We note that, on May 28, 2008, you filed a registration statement to issue from time to time common stock or debt securities and that your board of directors has authorized the issuance of up to $1.0 billion in registered securities.  In future filings, please discuss any material risks associated with the issuance of the authorized securities, including the dilutive effect of the authorized common stock.

MDU Response:  We will revise the heading of our “Financing Sources and Capital Markets” risk factor in the Risk Factors section of our future filings to include a sentence to the effect that “[i]f the Company issues a substantial amount of common stock it could have a dilutive effect on our existing shareholders.”  We will also revise the disclosure in that risk factor to include language to the effect that:

“The Company currently has authorization to issue and sell up to $1.0 billion of securities pursuant to a registration statement on file with the SEC.  The issuance of a substantial amount of the Company’s common stock, whether sold pursuant to the registration statement, issued in connection with an acquisition or otherwise issued, or the perception that such an issuance could occur, may adversely affect the market price of our common stock.”

If you would like to discuss this response to the Staff’s comment or any other matter, please contact me at (701) 530-1006.

Sincerely,

MDU RESOURCES GROUP, INC.

By:  /s/ Paul K. Sandness
                          Paul K. Sandness
                                      General Counsel and Secretary

c:           Mr. Douglas Brown, United States Securities and Exchange Commission
Mr. Walter Godlewski, Morgan, Lewis & Bockius LLP
Mr. Wallace Carson, Deloitte & Touche LLP